UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76882 / January 13, 2016

ADMINISTRATIVE PROCEEDING
File No. 3-17048

In the Matter of Champion Enterprises, Inc. (a/k/a CEI Liquidation Estate), Respondent.	ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Champion Enterprises, Inc. (a/k/a CEI Liquidation Estate) ("CJHBQ" or "Respondent").

II.

In anticipation of the institution of these proceedings, CJHBQ has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, CJHBQ consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), and to the findings as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds:

     1.   CJHBQ (CIK No. 814068) is a dissolved Michigan corporation located in Troy, Michigan with a class of securities registered with the Commission

under Exchange Act Section 12. On November 15, 2009, CJHBQ filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the District of Delaware, which was still pending as of May 13, 2015. As of May 13, 2015, the common stock of CJHBQ (symbol CJHBQ) was not publicly quoted or traded.

2.   CJHBQ has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended July 4, 2009.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of CJHBQ's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Brent J. Fields
Secretary